Holland+Knight

Tel 703 720 8600
Fax 703 720 8610

Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
www.hklaw.com

06017136

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

September 26, 2006

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED SEP 26 2006 WASH, D.C. 156

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 9/27

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4070389_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For this time, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Releases

	Date	Title
1)	09/15/2006 (09/15/2006)	JT to Create Compensation Advisory Panel

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, item 1.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT to Create Compensation Advisory Panel

TOKYO, September 15, 2006 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that it would voluntarily set up a Compensation Advisory Panel as a consultative body to the board of directors. The panel will be established on October 1, 2006, in an effort to enhance the organization's corporate governance.

JT has been in the process of enhancing its corporate governance, and has introduced the "Executive Officer System" and "Advisory Committee." In addition to these initiatives, JT will introduce the Compensation Advisory Panel to ensure objectivity and increase transparency of the process to decide compensation provided to directors and executive officers of the company.

The panel will consist of JT's Chairman of the Board, who will be leading the panel, the President, the director of human resources, and appointed external members. Based on proposals that are made by the board of directors, the panel will deliberate and release its findings for the company's compensation policies for directors and executive officers. Two external appointees have been selected and are listed below.

[Alphabetical order]
Norio Ichino, Director and Vice Chairman, Tokyo Gas Co., Ltd.
Morio Ikeda, Senior Advisor, Shiseido Company, Ltd.

# # #

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.